Meridian Gold Inc.

9670 Gateway Drive, Suite 200

Reno, Nevada 89521

Phone:     (775) 850-3777

Fax:

 (775) 850-3733

MERIDIAN GOLD REPORTS 2002 YEAR-END RESERVES

Reno, Nevada, March 31, 2003 – Meridian Gold is pleased to announce its reserves and resources for year-end 2002.  Proven and probable gold reserves more than doubled as a result of a successful exploration program and the acquisition of Brancote Holdings PLC in 2002.

	Tonnes	Grade		Contained Ounces
		Gold	Silver	Gold	Silver
	(MM)	(g/t)	(g/t)	(K Ozs)	(K Ozs)
Proven and Probable
El Peñón	5.1	11.0	176	1,792	28,782
Esquel	7.5	9.7	16	2,315	3,716
Jerritt Canyon (30% share)	0.7	8.1	-	174	-
Total Proven and Probable Reserves	13.3			4,281	32,498

Measured and Indicated Resources
El Peñón	3.0	7.6	143	742	13,962
Esquel	3.0	3.5	7	346	687
Jerritt Canyon (30% share)	1.3	9.5	-	389	-
Rossi	1.7	11.6	-	628	-
Total Measured and Ind. Resources	9.0			2,105	14,649

Inferred Resources
El Peñón	0.9	10.4	241	312	7,263
Esquel	2.9	4.7	11	434	1,045
Jerritt Canyon (30% share)	1.1	9.2	-	310	-
Rossi	0.9	12.0	-	332	-
Total Inferred Resources	5.8			1,388	8,308

Metal prices assumed for calculating reserves and resources were $325/oz and $5/oz for gold and silver, respectively.  The reserves are less than 2% sensitive to a $25 per ounce change in the gold price.  Reserves represent 55% of Meridian’s combined gold reserves and resources.

Gold reserves increased 108% to 4.3 million ounces and total mineralized material increased 69% to 7.8 million ounces primarily as a result of the Brancote acquisition.  At El Peñón, both reserves and resources were replaced for the third year in a row, resulting in 1.8 million ounces of gold in proven and probable reserves and about 1.0 million ounces of gold in resources.  The replacement of 328,000 ounces of gold produced at El Peñón in 2002 was mainly due to the discovery of Vista Norte.

At Jerritt Canyon, Meridian’s thirty percent share of reserves declined to 174,000 ounces of gold reflecting 2002 production and minimal exploration expenditure.  On February 27th, 2002, Meridian Gold Inc.’s subsidiary, Meridian Jerritt Canyon Corporation, and AngloGold (Jerritt Canyon) Corp., entered into a purchase and sale agreement with Queenstake Resources Ltd. to sell their combined 100% interest of the Jerritt Canyon Joint Venture, which in now expected to close in April.

Esquel Update

After the results of the non-binding referendum in Esquel, Argentina in which the community voted to not support the mine development by Meridian, the Company decided to pause its development process and mutually agree with the Governor of Chubut, Jose Luis Lizurume to:

•

Stop the last few weeks of exploration drilling,

•

Complete the water study underway

•

Re-evaluate the current project with new consultants to address project alternatives within the current Environmental Impact Study

•

Readdress the management of the project by placing our Executive Vice President Edward H. Colt in overall charge of the project.

Meridian Gold has decided to make these changes in an effort to begin building a positive relationship with the community.  The Company will work with the local community, as well as government and international organizations, to facilitate addressing alternatives and community concerns for its gold project.  Meridian will enter into this process with the local community to insure that it addresses their concerns adequately.

Brian Kennedy, Meridian’s CEO, said, “We need the local community’s understanding and supporting of the project.  As we said after the referendum, it is time to pause and begin a meaningful discussion about the project with members of the community and address the broader issues of sustainable development in the Esquel region.    Even though Meridian has just completed a full feasibility consistent with Esquel gold reserves, we will open up a dialog to address the community concerns.”

In conjunction with this release, Meridian will be holding a conference call on Monday, March 31, 2003 at 11 a.m. eastern standard time.

We will also offer a simultaneous live audio web cast of our conference call through www.viavid.com.  There will be a slide show available in conjunction with the call.  You will need to have Windows Media Player installed on your computer in order to hear the live broadcast.  Please note:  You will be required complete a registration page in order to view the live webcast.  It is strongly suggested that you visit www.viavid.com prior to the scheduled event to create a User ID, as a password to access the call will be e-mailed to you.  Both the User ID and password are required to register.  It is not necessary to create a new User ID if you have already registered with ViaVid in the past.  For those whose schedules do not permit participation during the call, or for whose who would like to hear the discussion again, a replay will be available for one week following the call (toll-free 1-877-519-4471 or international 1-973-341-3080 replay # 3842827) and the webcast will be available for 3 months on the www.viavid.com website.

Meridian Gold Inc. is traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG).  All costs are given in US dollars.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert

Tel:  (800) 572-4519

Investor Relations

Fax: (775) 850-3733

Meridian Gold Inc.

E-mail: wayne.hubert@meridiangold.com